40 South Fullerton Avenue Montclair, NJ 07042 973-509-8800 E-Mail: info@tricri.org www.tricri.org

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Tyson Foods, Inc.

Name of persons relying on exemption: American Baptist Home Mission Society and 10 co-filers: Adrian Dominican Sisters Portfolio Advisory Board, As You Sow, Congregation of Sisters of St. Agnes, Congregation of St. Joseph, Daughters of Charity - Province of St Louise, Dignity Health, Portico Benefit Services (ELCA), Sisters of Providence - Mother Joseph Province, Sisters of St. Francis of Philadelphia, and Sisters of the Good Shepherd.

Address of persons relying on exemption: Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The American Baptist Home Mission Society and 10 co-filers urge you to vote FOR the Shareholder Proposal on Human Rights Due Diligence at The Tyson Foods Inc. Annual Meeting on February 7, 2019.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Tyson Foods

Report on Human Rights Due Diligence Resolution

The American Baptist Home Mission Society and 10 co-filers urge you to vote FOR the Shareholder Proposal on Human Rights Due Diligence at The Tyson Foods Inc. Annual Meeting on February 7, 2019.

Support for this resolution is warranted because:

(1)	Tyson has a responsibility to respect human rights within company-owned operations and through business relationships under the UN Guiding Principles on Business and Human Rights, and should carry out human rights due diligence to meet this responsibility.
(2)	Tyson’s business activities may adversely impact salient human rights, including the rights of workers, communities, and the rights to health and water;
(3)	Human rights due diligence is an effective risk management process, and failure to conduct effective human rights due diligence has had a negative financial impact on Tyson, including fines charged for regulatory violations, lawsuit settlements, and loss of social license to operate; and
(4)	Tyson’s existing policies and practices do not demonstrate effective human rights due diligence or meet increasing investor expectations.

Summary of Resolution

RESOLVED: Shareholders request the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on Tyson’s human rights due diligence process to assess, identify, prevent and mitigate actual and potential human rights impacts.

Supporting Statement: The report should:

•	Include the human rights principles used to frame its risk assessments;
•	Outline the human rights impacts of Tyson’s business activities, including company-owned operations, contract growers, and supply chain and plans to mitigate them;
•	Explain the types and extent of stakeholder consultation; and
•	Address Tyson’s plans to track effectiveness of measures to assess, prevent, mitigate, and remedy adverse human rights impacts.

Arguments in Favor of the Resolution on Human Rights Due Diligence

1.Tyson has human rights responsibilities, including to conduct human rights due diligence.

Adopted by the UN General Assembly in 2011, the United Nations Guiding Principles on Business and Human Rights (UNGPs) constitute the global authoritative framework outlining the roles and responsibilities of states and companies with respect to human rights.1  The UNGPs require all businesses, regardless of size or industry, to respect the human rights of stakeholders impacted by their operations and business relationships. To meet this responsibility, companies should adopt policies and procedures to identify, prevent, mitigate, and account for the adverse impacts their operations may have on affected rights-holders.

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This includes conducting human rights due diligence (HRDD). Effective human rights due diligence allows companies to identify salient human rights risks and prioritize mitigation and remediation efforts for their most severe adverse impacts. This results in positive outcomes for affected stakeholders as well as the company. Benefits can include improved risk management, fewer business disruptions, improved brand reputation, lower employee turnover, improved relations with communities, and positive recognition from shareholders and civil society groups. There are countless tools and guidance available for companies who seek to better align their human rights due diligence practices with the UNGPs.

Principles 17-22 of the UNGPs outline the needed steps for HRDD. Companies should assess, address, and track how they respond to the actual and potential adverse human rights impacts of their operations and value chains. Potential impacts can be addressed through prevention and mitigation strategies, such as carrying out human rights impact assessments; HRDD must therefore begin before a new project breaks ground, so that businesses have ample opportunity to prevent harms. Companies also have a responsibility to provide access to remedy to people who have been harmed. HRDD is an ongoing commitment that continues throughout an operation’s lifecycle, both to redress harm and detect emerging human rights risks.

The UNGPs require companies to address not only the harms that their own business activities cause directly – such as labor rights violations in a company’s own processing facility, or the forcible displacement of a community when it acquires new land – but harms that a company contributes to or is directly linked to through business relationships, such as with contract growers, or in its supply chain, such as with its feed suppliers. Companies should have policies and management systems in place to prevent adverse human rights impacts by suppliers or business partners– for example, by refusing to purchase goods produced through forced labor.

Despite these uniform requirements, the UNGPs also recognize that the precise contours of HRDD vary depending upon the nature of the company’s operations – where it operates, its size, and the type of harm which may be caused and companies will need to prioritize HRDD efforts to focus on their most salient human rights issues.2

Many of Tyson’s salient human rights issues are relevant for other companies in the sector. The connection of these risks to the nature of the business model does not change Tyson’s responsibility to manage these issues. As one of the largest agriculture and meat companies, Tyson has an opportunity and responsibility to lead the industry in improving human rights practices by working collaboratively with stakeholders and suppliers to develop appropriate solutions and policies to improve its human rights due diligence.

2. Tyson’s business operations may harm human rights of stakeholders

Tyson has a responsibility to identify and mitigate actual and potential adverse human rights impacts, including impacts to workers, farmers and communities, – all of which are relevant and inter-connected under the expectations of the UNGPs. Tyson’s business model of industrial meat production and business activities may pose significant human rights risks, from labor rights violations to adverse impacts on human and environmental health. Their business includes raising farm animals in concentrated animal feeding operations (CAFOs), purchasing feed grown in fields which may hire migrant workers at risk of exploitation or forced labor, processing significant quantities of meat at high speeds under hazardous conditions, and exacerbating the environmental and community health impacts due to the concentration of facilities and feed farms.

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HRDD calls for processes to identify, in consultation with impacted stakeholders, the most salient human rights issues for Tyson’s business, establish effective management systems to prevent these potential impacts, and to provide access to remedy if there is harm. Salient human rights issues for Tyson Foods may include:

➢	Labor rights
o	Workplace rights: violations may occur in poultry processing where workers may face injuries from unsafe line speeds and other hazards, exposure to toxins, wage and hour violations, sexual harassment, and workplace discrimination.
o	Rights of farmworkers: farmers growing feed inputs may face exploitation, forced labor, violations of migrant rights, and occupational health and safety risks.

➢	Economic impact on family farmers: As a result of market consolidation, contract growers and family farmers experience severe financial losses. Poultry farmers under contract to Tyson have cited economic pressures, concentration of the industry, and unfair business relationships, as documented in The Meat Racket and by the Pew Charitable Trust.[3] Growers may take large loans to finance construction of poultry houses and equipment purchases, becoming dependent on Tyson, and some have reported facing mistreatment, discrimination, and retaliation.

➢	Environmental impacts: Environmental harm interferes with the enjoyment of human rights; therefore, companies should promote a safe, clean, healthy and sustainable environment.[4] Feed production practices often require heavy use of chemical fertilizers and pesticides, impacting human health, soil and water quality of nearby communities, and biodiversity. The company’s feed suppliers are located in parts of the country with phosphorous contamination and the highest levels of nitrate contamination which may contribute to “blue baby syndrome”.[5] Tyson’s facilities may release toxins into waterways, harming nearby residents, and Tyson’s past operations may include disposal of hazardous waste. Agricultural practices

➢	Human right to water: The United Nations resolution on the human right to water, entitles everyone to sufficient, safe, acceptable and physically accessible and affordable water for personal and domestic uses. Poor water stewardship and pollution management may impact water quality and the scale and concentration of operations may cause competition with communities for fresh water in water scarce regions.

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3. Failure to conduct effective due diligence has a negative financial impact on Tyson, including fines charged for regulatory violations, lawsuit settlements, and loss of social license to operate.

Human rights due diligence not only protects stakeholders who may be harmed by company operations, but helps businesses minimize expensive legal, operational, and reputational risks. Preventing human rights abuses through rigorous HRDD thus benefit Tyson’s – and in turn, shareholders’ – bottom lines.

A.	Tyson’s ability to recruit and retain employees may be harmed by poor human rights due diligence

A history of recurrent labor rights abuses in its facilities and its operations hurt its ability to attract, hire, retain, and maintain good relations with employees and labor unions. Tyson’s continued growth and success requires a diverse and talented workforce. Protecting those workers throughout the business operations and supply chain is essential to avoiding strikes or work stoppages. Effective HRDD will help to identify and mitigate labor conflicts.

B.	Tyson’s relationships with contract growers may be harmed by poor human rights due diligence

Tyson sources the majority of their chickens, turkeys, hogs, and cattle, from independent contract growers and must be able to attract and maintain contracts by treating growers fairly, respecting environmental regulations, and consulting with growers before expanding operations. Failure to maintain good relations could pose a risk to its ability to attract and retain growers to contract with.6

C.	Tyson’s social license to operate may be at risk due to poor human rights due diligence

Tyson’s lack of adequate HRDD systems, including with respect to labor rights, the environment, and water, puts the company’s social license to operate in jeopardy and poses significant financial risks. If Tyson continues to seek expansion of its U.S. operations to meet the rising demand for poultry, it is essential that Tyson has effective systems which are proactive to identify and prevent human rights impacts. Community stakeholders may not trust that Tyson will be a good neighbor, provide safe, high quality jobs, communicate transparently, and manage risks. Failure to conduct due diligence, including stakeholder consultation, can result in delays, increased costs, and poor publicity as well as loss of financial incentives. This occurred when Tyson lost $500 million in industrial revenue bonds in Tonganoxie, KS and a bid for construction was rejected in Sedgwick County, Kansas after strong community opposition to both locations as a result of poor community consultation, as well as the environmental and water impacts of Tyson’s operations.7 Humboldt, TN was ultimately selected as the location for this plant, and construction began in May 2018, though it is reported this began without proper environmental permits.8

D.	Tyson has faced fines and controversies connected to lack of effective human rights due diligence

Violations of human rights may occur even as the company carries out operations in compliance with law. The table below includes a non-exhaustive list of specific examples of human rights violations where failure to have adequate human rights due diligence has led to harm to individuals, a controversy, fines, lawsuits, or negative financial impacts. Some of these fines may represent historic practices that have since been address. While these fines may be perceived as the “cost of doing business”, they are not without real impact on people and communities. The Proponents’ request to conduct human rights due diligence would create effective systems to identify and manage these human rights impacts to reduce the negative impact on the business and reputation of the company.

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This chart does not reflect all controversies the company and its subsidiaries may have, though it would be useful for Tyson to disclose such information to shareholders. According to data compiled using publicly available information,9 Tyson’s regulatory violations since 2000 have resulted in fines totaling $164,236,887.

Human Rights Impact	Date	Financial Impact on Tyson Foods
Labor Rights: Discrimination	October 2016	Tyson paid $1.6 million in back wages, interest, and benefits to 5,716 applicants rejected for laborer jobs from 2007 to 2010 at six facilities after the Department of Labor found Tyson’s hiring practices at these facilities to be in violation of Executive Order 11246, which prohibits discrimination on the bases of sex, race and/or ethnicity.[10]
Labor Rights: Gender Discrimination	September 2011	Tyson Fresh Meats, a subsidiary of Tyson Foods, paid $2.25 million in back wages, interest, and benefits to more than 1,650 qualified female job applicants who were rejected for employment at 4 Midwest facilities.[11]
Labor Rights: Worker Health and Safety Violation	August 2016	OSHA fined Tyson Foods $263,498 after an employee suffered a finger amputation from an unguarded conveyer belt at a Texas poultry processing facility. OSHA identified 2 repeated and 15 serious violations of workplace safety standards at the plant, for failing to ensure proper safety guards on moving machine parts, exceeding permissible carbon dioxide exposure limits, and failing to provide employees protective safety gear and training required to handle peracetic acid.[12]
	December 2013	Tyson paid $147,000 in fines to OSHA after identifying four workplace safety violations at its Hutchinson, Kansas prepared foods manufacturing plant. The plant was inspected after a worker’s hand was severed by an unguarded conveyer belt. Tyson failed to properly train employees on procedures for locking out equipment to prevent unintentional operation and exposure to amputation hazards. Tyson was placed in OSHA’s Severe Violator Enforcement Program for committing repeat violations.[13]
	January 2009	After a worker’s death at its Texarkana, Arkansas plant Tyson pleaded guilty for willfully violating worker safety regulations. In October 2003, a maintenance worker died from hydrogen sulfide gas poisoning after repairing a hydrolyzer leak. Tyson did not take significant steps to implement controls or protective equipment to reduce exposure, or provide sufficient training to employees about hydrogen sulfide gas.[14]

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Labor Rights: Wage and Hour Violation	March 2016 and 2011	Tyson settled a class action lawsuit, after review by the Supreme Court to approve the class, where Tyson Foods compensated 3,900 employees in a $5.8 million settlement for failing to compensate workers at a pork processing plant in Storm Lake, Iowa for time spent putting on and removing protective gear. [15] A similar settlement with 17,000 workers with the same complaints across states received a $32 Million Settlement in 2011.[16]
Meaningful Consultation with Potentially Affected Groups	September 2017

Tyson has begun to face public community opposition in response to plans to build new processing facilities due to environmental, agricultural, and human rights impacts their business may have, threatening its social license to operate. Specifically, Tyson’s plans to build a $320 million poultry processing plant in Tonganoxie, Kansas were halted after community organizing in opposition to the plant pushed Leavenworth County commissioners to rescind a resolution for $500 million in industrial revenue bonds for development of the Tyson plant. Approximately 2,500 community members attended one of the town halls to oppose the plant. Community concerns included lack of community consultation, history of environmental pollution incidents, and worker health and safety, among others.[17]

This plant was also proposed in Sedgwick County, Kansas, but Tyson faced similar community opposition and lost incentives, forcing the company to move to TN instead.[18]

Human Right to Water	September 2017	In September 2017, Tyson was ordered to pay a $2 million fine for criminal violations of the Clean Water Act and pay $500,000 to the community in Missouri.[19] This was a result of discharge of chemically-contaminated wastewater from a Tyson facility in Monett, MO in May 2014 which polluted a nearby waterway and caused a major fish kill.[20] For the same incident, in January 2015, Tyson paid a $540,000 fine to the Missouri Attorney General to settle a civil lawsuit.[21]
	July 2017	Tyson paid a $26,000 fine and submitted a corrective action plan for discharging wastewater in excess of permitted pollutant limits for 2 years from a Virginia facility. The State Water Control Board is now developing permitting requirements for poultry houses as a result of increasing concerns about Tyson’s water impacts in the region.[22]
	September 2013	Tyson paid a settlement of $305,000 after the United States Department of Justice (DOJ) alleged a Tyson subsidiary violated the Clean Water Act due to a spill in North Carolina in January 2010.[23]
	April 2013	Tyson paid $3.95 million and settled a case with the EPA and DOJ after releasing anhydrous ammonia at facilities in Missouri, Kansas, Iowa, and Nebraska.[24]
	2009	Tyson paid a $2 million civil penalty and a $4.1 million fine after a Tyson plant in Nebraska allowed numerous discharges of fecal coliform and nitrates to enter the Missouri River in violation of its permit.[25]

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2003	Tyson paid a $7.5 million fine to EPA and DOJ and pleaded guilty to 20 felony violations of the federal Clean Water Act for discharging untreated waste from its poultry processing plant into a tributary of the Lamina River in Missouri.[26]
2001	$7.3 million fine for releasing 170 million pounds of phosphorus- and nitrogen-rich chicken litter into the watershed, harming the quality of Tulsa, OK drinking water sources and increasing the city’s cost of water treatment.

This large number of fines, fees, and financial impact demonstrates that there may be a failure to maintain effective control processes, and that the existing system for addressing human rights is inadequate to manage the human rights impacts, and that these impacts may harm the long-term business.

4. Tyson’s existing policies and practices do not demonstrate effective due diligence or meet increasing investor expectations.

A.	Evidence of effective HRDD is lacking

In its opposition statement, Tyson argues that its present policies and practices adequately address the human rights issues raised in the resolution. However, their approach is not grounded in a thorough assessment of their salient human rights risks, their efforts do not address all human rights impacts, and the history of controversies and fines demonstrate that the company’s practices could and should be strengthened in order for Tyson to meet its responsibility to respect human rights. Furthermore, the company’s disclosure on its human rights impacts and the financial cost, as well as the other elements of its due diligence (including risk assessment, prevention, and access to remedy), are inadequate for investors to have a full sense of the potential human rights impacts of the business and the materiality of these impacts to the business.

While Tyson commits to respect human rights in its Code of Conduct and Supplier Code and has a social compliance audit system, these are not a comprehensive approach to HRDD. Tyson committed to improve working conditions in 2017, but does not comprehensively report on implementation, monitoring efforts, or improvements in workers’ ability to exercise their rights. Existing disclosure covers a goal for reducing illness and incident rates by 15% each year, retention rate, team members’ with 5+ years of experience, and certain demographic information.27 Investors lack adequate information to assess the effectiveness of their efforts and whether workplace conditions at all facilities have improved as a result of their commitments.28 While Tyson may be an important employer providing quality jobs in some locations, there should be consistent standards and expectations across its business to ensure that all workers have the same protections.

It is noteworthy and commendable that Tyson made a land stewardship commitment that includes responsible sourcing of a portion of its grain and is working in partnership with environmental organizations to implement this.29 However, this does not address the potential water impacts at all stages of its value chain and does not account for other health or environmental impacts associated with its business.

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B.	Investor, consumer, and regulatory expectations around human rights are increasing

Management of human rights impacts of business is a responsibility and stakeholders are increasingly looking for evidence of strong human rights performance.

Maintaining confidence of consumers around the safety, quality, and environmental impacts of Tyson’s iconic brands and products is important to maintaining market share and responding to consumer expectations.

Investor expectations of corporate HRDD and disclosure are growing. The Corporate Human Rights Benchmark (CHRB) and KnowTheChain assess companies in high-risk sectors on their human rights policies, practices, and governance of human rights risks. Tyson scored 12 out of 100 in the KnowTheChain 2018 benchmark, where it received a score of 0 in traceability and risk assessment, recruitment, and remedy.30 Investors use data in these benchmarks to inform investment decision-making and shareholder engagement. The Investor Alliance for Human Rights, representing investors with $3 trillion in assets under management, was launched in 2018 to provide investors with a platform to engage companies on human rights, as well as policy-makers and multi-lateral organizations to ensure they create environments for responsible business conduct.

Companies also face increasing regulatory pressure to disclose their human rights risks, efforts to address modern slavery and impacts. This has been advanced by the adoption of the California Transparency in Supply Chains Act in 2012, The UK Modern Slavery Act in 2015, the French Duty of Vigilance Law in 2017, and the Australia Modern Slavery Bill in 2018.

Conclusion

Proponents of the resolution urge investors to vote in favor of the Human Rights Due Diligence resolution at Tyson Foods Inc. because:

1.	Tyson has a responsibility to respect human rights.
2.	Tyson’s business activities may have adverse human rights impacts.
3.	Failure to conduct effective due diligence has a negative financial impact on Tyson.
4.	Tyson’s existing policies and practices do not demonstrate effective due diligence.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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For questions regarding Tyson Foods Proposal for a report on Human Rights Due Diligence please contact Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org

1 https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

2 https://www.ungpreporting.org/resources/salient-human-rights-issues/

3 https://www.pewtrusts.org/~/media/legacy/uploadedfiles/peg/publications/report/businessofbroilersreportthepewcharitabletrustspdf.pdf; https://www.theguardian.com/sustainable-business/2017/apr/22/chicken-farmers-big-poultry-rules; https://www.npr.org/sections/thesalt/2014/02/19/276981085/is-tyson-foods-chicken-empire-a-meat-racket

4 https://www.ohchr.org/Documents/Issues/Environment/SREnvironment/FrameworkPrinciplesUserFriendlyVersion.pdf; https://www.hrw.org/news/2018/03/01/case-right-healthy-environment

5 http://www.mightyearth.org/wp-content/uploads/2017/08/Meat-Pollution-in-America.pdf

6 https://www.clarionledger.com/story/news/politics/2018/12/20/chicken-growers-slaves-own-land-look-sba-loans-big-poultry-ms/2339548002/

7 http://www.kansas.com/news/politics-government/article188332119.html; https://www.bloomberg.com/news/articles/2017-10-11/how-tyson-s-chicken-plant-became-a-320-million-turkey

8 http://tennesseestar.com/2018/05/31/humboldts-tyson-plant-breaks-ground-without-permits-from-state-dept-of-environment-conservation/

9 https://violationtracker.goodjobsfirst.org/parent/tyson-foods

10 https://www.dol.gov/newsroom/releases/ofccp/ofccp20161004-0

11 https://www.dol.gov/newsroom/releases/ofccp/ofccp20110920

12 https://www.dol.gov/newsroom/releases/osha/osha20160816-0

13 https://www.osha.gov/news/newsreleases/region7/12172013

14 https://www.justice.gov/opa/pr/tyson-foods-pleads-guilty-and-agrees-pay-fine-osha-violation-led-worker-death

15 https://www.supremecourt.gov/opinions/15pdf/14-1146_0pm1.pdf; https://www.arktimes.com/ArkansasBlog/archives/2017/08/02/tyson-settles-class-action-lawsuit-by-shortchanged-iowa-plant-workers

16 https://www.nytimes.com/2011/09/20/us/georgia-tyson-agrees-to-32-million-settlement.html

17 https://www.cjonline.com/state-government/business/2017-09-19/tyson-foods-puts-hold-plans-320-million-plant-tonganoxie

18 https://www.kansas.com/news/politics-government/article188550779.html

19 http://www.tysonfoods.com/media/news-releases/2017/09/tyson-poultry-inc-resolves-federal-concerns-about-2014-incident

20 http://d1lge852tjjqow.cloudfront.net/CIK-0000100493/8c254ba4-9fc4-4b79-aaa1-a53bae963727.pdf

21 http://www.tysonsustainability.com/environment#Water

22 http://www.delmarvanow.com/story/news/2017/07/27/state-board-rejects-tyson-foods-pollution-order/499639001/, https://www.delmarvanow.com/story/news/2018/08/23/accomack-poultry-water-permits-state-seeks-more-comments/1022637002/

23 http://www.charlotteobserver.com/2014/05/28/4938011/tyson-fined-305000-for-chicken.html#.VK1J-Csc4fU

24 http://www.justice.gov/opa/pr/settlement-tyson-foods-address-multiple-releases-anhydrous-ammonia

25 U.S. EPA News Release, Tyson Fresh Meats, Inc., to Pay More than $2 Million for Discharges at Dakota City, Neb., Meat Packing Plant, 21 August 2009. http://yosemite.epa.gov/opa/admpress.nsf/d0cf6618525a9efb85257359003fb69d/614f15bb6b523b188525761900662388!OpenDocument

26 https://www.justice.gov/archive/opa/pr/2003/June/03_enrd_383.htm

27 https://www.tysonsustainability.com/workplace/

28 https://www.tysonfoods.com/sites/default/files/2018-03/Commmitments%20for%20Continuous%20Improvement%20in%20the%20Workplace.pdf

29 https://www.tysonsustainability.com/environment/sustainable-land-stewardship.php; https://www.edf.org/media/tyson-foods-and-edf-launch-partnership-accelerate-sustainable-food-production

30 https://knowthechain.org/benchmarks/comparison_tool/5/?company=132

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